METALLA ANNOUNCES MARKET MAKER ENGAGMENT

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 1, 2020

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV:MTA) (NYSE American: MTA) The Company is pleased to announce that, subject to regulatory approval, it has retained Generation IACP Inc. ("Generation") to provide market making services with the objective of maintaining a reasonable market and improving the liquidity of its Common Shares. Under the agreement between Generation and the Company (the "Generation Agreement"), the Company has agreed to initially pay Generation a fee of C$7,500 plus applicable taxes, per month. Generation will not receive any Common Shares or options as compensation. Generation does not currently own any securities of Metalla, however, Generation and its clients may acquire a direct interest in the securities of the Company. Metalla and Generation are unrelated and unaffiliated entities. Generation is a member of the Investment Industry Regulatory Organization of Canada and a member firm of the Toronto Stock Exchange and the TSX Venture Exchange. The initial term of the Generation Agreement will last 6 months, and such term will be automatically renewed for subsequent 6-month periods unless terminated earlier by 30 days' prior written notice.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO
Phone: 604-696-0741
Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations
Phone: 604-908-1695
Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, Generation maintaining a reasonable market and improving the liquidity of Metalla's Common Shares and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; regulatory requirements; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.